April 19, 2023

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Tremor International Ltd.
       Form 20-F for the year ended December 31, 2022
       Filed March 7, 2023
       Form 6-K Submitted March 7, 2023
       File No. 001-40504

Dear Ms. Brittany Ebbertt and Ms. Christine Dietz:

Tremor International Ltd. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 29, 2023, relating to the aforementioned Form 20-F and Form 6-K. For reference purposes, the text of your letter dated March 29, 2023, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 20-F for the year ended December 31, 2022

Presentation of Financial and Other Information, page 3

1.	We note your disclosure of net cash excludes amounts for server leases; however, we are unable to locate the amount of server leases. Please revise to quantify the amount of server leases.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company respectfully advises the Staff that the amount of net cash of $115.5 million consists of cash and cash equivalents of $217.5 million of cash and equivalents, offset by $100.0 million principal long-term debt and $2.0 million of capital leases (which consists entirely of the Company’s server leases).  The Company proposes to revise future filings, as relevant, to include additional disclosure explaining the calculation of net cash, including quantifying the amount of server leases.

The Company respectfully notes that the material disclosure for investors is included in the Form 20-F, by including the definition of net cash, the amount of net cash and the amount of total debt in the Form 20-F.  The only amount currently not separately disclosed, as noted by the Staff, is the amount of server leases, which investors can calculate by the disclosures of all other elements of the definition of net cash and a clear explanation of the definition of net cash.  As a result, the Company respectfully requests that the proposed changes be made in future filings, as relevant, when the Company reports its results for fiscal 2023.

April 19, 2023

Item 5. Operating and Financial Review and Prospects
Key Performance Indicators and Other Operating Metrics
Key Operating Metrics, page 52

2.
We note your disclosure of contribution ex-TAC per active customer-organic. This measure appears to exclude Amobee per your disclosure on page 44. Please revise to disclose what this measure reflects and how it is calculated.

Response:

The Company proposes to add the following footnote to the table on page 52 to explain the meaning of contribution ex-TAC per active customer-organic and how it is calculated.

“Contribution ex-TAC per active customer (in thousands) - Organic is calculated as our Contribution ex-TAC for the period divided by our active customers for the period, excluding results from any material acquisitions that we made within the reported period (such as, our Amobee acquisition in 2022).  As a result, Contribution ex-TAC per active customer (in thousands) – Organic excludes any Contribution ex-TAC that we recognized from our Amobee operations following the completion of that acquisition in 2022.  We use this metric in order to allow investors to compare our results in a year where we complete a material acquisition against prior periods where we did not have the benefit of results from that material acquisition.”

While the Company agrees with the Staff that this added detail is helpful to an understanding of the table on page 52, the Company respectfully notes that the definition and explanation on page 44 is sufficient to inform investors of what this metric includes and how it is calculated.  In addition, the Company respectfully notes the definitions of Contribution ex-TAC and Active Customer on page 3 of the Form 20-F.  As a result, the Company respectfully requests that the above-noted changes be made in the Annual Report on Form 20-F next year when the Company reports its results for fiscal 2023.

April 19, 2023

Notes to Consolidated Financial Statements
Note 7: Intangible assets, net, page F-40

3.
Please revise to disclose the amount by which the recoverable amount of goodwill exceeded its carrying amount. Refer to IAS 36.134(f), as well as your response to prior comment 16 from the response letter dated April 13, 2021.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response, the Company advises the Staff that as previously responded to Comment 16 in the response letter dated April 13, 2021, the Company has identified its entire operation as a single cash generating unit (“CGU”). This remained unchanged following the acquisition of Amobee, as it is an integral part of its Programmatic activity.

The Company tests its goodwill for impairment annually, irrespective of whether it has identified indicators for impairment, on December 31 of each year. Additionally, the Company assesses, in accordance with IAS 36.12, any external and internal source of information to determine if there are any indicators for impairment at earlier periods.

As of December 31, 2022, the Company’s observable share price indicated the fair value of its activity was lower than the equity balance of the CGU (It should be noted that shortly after December 31, 2022, the share price increased which resulted in the Company’s fair value being higher than its carrying amount). As such, the Company then measured its value-in-use to test for impairment, which was based on a discounted cash flow calculation and was significantly higher than its carrying amount.  Therefore, the Company concluded that no impairment loss should be recognized as of that date.

The Company noted that paragraph IAS 36.134(f) requires disclosure of information related to the CGU’s recoverable amount if a ‘reasonably possible’ change in the valuation’s key assumptions may lead to impairment loss.

In order for the carrying amount to exceed the recoverable amount, the following changes in key assumptions would need to occur:

1.	WAAC used in the value-in-use measurement would need to increase by 224%; or

2.	The terminal growth rate would need to decrease by 100% combined with a decrease in revenue of 30% throughout the forecast period.

The estimated recoverable amount was estimated at USD 1,884 million which exceeds its carrying amount by approximately USD 1,332 million.

The Company provided the information regarding changes in key estimates in its financial statements to demonstrate that such significant changes in the above assumptions are not reasonably possible. Accordingly, management concluded that it is not required to disclose the amount by which the recoverable amount of goodwill exceeded its carrying amount in accordance with IAS 36.134(f). In order to provide further clarity in the footnote disclosure, the Company proposes to delete the word "reasonably" and thereby modify the disclosure in future filings, if relevant, as follows:

Management has identified two key assumptions for which there could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2022
%
Increase Pre-tax discount rate	224%
Decrease Terminal value growth rate	100%

April 19, 2023

Form 6-K Submitted March 7, 2023

General

4.
We note here that you reconcile Adjusted EBITDA to IFRS net income. However, you define Adjusted EBITDA both here and in your Form 20-F as beginning with IFRS comprehensive income and reconcile it to IFRS comprehensive income in the Form 20-F. Please revise to consistently define and reconcile this measure to the most comparable IFRS measure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff, that the definition of Adjusted EBITDA is consistent in the Form 20-F and the Form 6-K.  As the Company's disclosures are consistent, the Company requests the Staff’s permission to revise its reconciliation in its future earnings press releases filed on Form 6-K to the most comparable IFRS measure, Total Comprehensive Income.  This will result in the Form 6-K reconciliation being consistent with the reconciliation provided in the Form 20-F of Adjusted EBITDA to Total Comprehensive Income.

5.
We note you disclose Adjusted EBITDA margin on a reported revenue basis and on a contribution ex-TAC basis in the Financial Summary. Please revise the Fourth Quarter and Full Year 2022 Financial Highlights table to clearly label the Adjusted EBITDA margin as being on an ex-TAC basis, and ensure that any references to this measure are clearly labeled as ex-TAC versus those that are calculated on an as reported revenue basis.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the Financial Highlights table in future filings to clearly label the “Adjusted EBITDA Margin” as being on an ex-TAC basis.  Such line item will be labelled, “Adjusted EBITDA Margin on a Contribution ex-TAC Basis.”  The Company further confirms that any references to this measure in future filings will be clearly labelled as ex-TAC versus those measures that are calculated on an as-reported revenue basis.

6.
Please revise to disclose Net Income margin, the most directly comparable IFRS measure for Adjusted EBITDA margin-reported revenue. Also, revise to disclose the most directly comparable IFRS measure for Adjusted EBITDA Margin-ex-TAC which appears to be Net Income to IFRS Gross Profit. Refer to Regulation G.

Response:

The Company respectfully acknowledge the Staff’s comment and will revise its future filings to disclose Net Income margin when it discloses Adjusted EBITDA margin on a reported revenue basis.  In addition, the Company will revise its future filings to disclose Net Income to IFRS Gross Profit when it discloses Adjusted EBITDA Margin on a Contribution Ex-TAC basis.

April 19, 2023

7.
We note the adjustment for “acquisition and related items, including amortization of acquired intangibles and restructuring” in your non-IFRS net income reconciliation. Please revise to break this adjustment out between the separate components (e.g. acquisition costs, restructuring costs, amortization of acquired intangibles, etc) either within the reconciliation or in a footnote to the table. Please provide us with your proposed disclosure.

Response:

The Company respectfully acknowledge the Staff’s comment. The Company proposes to disclose “acquisition and related items, including amortization of acquired intangibles and restructuring” by separating it into three categories, consisting of: (i) Acquisition-related costs; (ii) Restructuring costs; and (iii) Amortization of acquired intangibles in the primary reconciliation table as follows:

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended March 31, 2023			Twelve months ended March 31, 2023
	2023	2022	%	2023	2022	%
($ in thousands)
Net Income
Acquisition-related costs
Restructuring costs
Amortization of acquired intangibles
Stock-based compensation expense
IPO related one-time costs
Other expenses (income), net
Tax effect on Non-IFRS adjustments
Non-IFRS Net Income

As these amounts are immaterial individually, the Company requests the Staff’s permission to add these disclosures in future filings, as relevant.

8.
We note your discussion related to generating record CTV spend in both fourth quarter and fiscal year 2022, and your reference to PMP spend increasing by 160% during fourth quarter 2022 compared to fourth quarter 2021. Please revise to include a definition of both CTV and PMP spend and explain to us how you determine these amounts. If these are non-IFRS measures, revise to include the information required by Regulation G. Please provide us with your proposed disclosures.

Response:

The Company will revise its future filings to include a definition of both the CTV and PMP market.  The Company refers to its sales in the Connected TV, or CTV, market as “CTV spend,” and its sales in the private marketplace, or PMP, market as “PMP spend.”  The Company defines its CTV market as delivering ads on connected televisions.  The Company defines its PMP market as ad transactions that include curated supply accessed by advertisers through deal identifiers via open real time bidding conducted through the Company’s digital advertising platform.

The Company notes that CTV spend and PMP spend are each non-IFRS measures, and are derived on a Contribution ex-TAC basis for each of CTV and PMP.  Accordingly, the Company will add the most directly comparable IFRS measure to its disclosures and provide the applicable reconciliation in future filings, as relevant.

April 19, 2023

9.
We note your reference to achieving a net retention rate of 80% during 2022, which appears to be the same as the contribution ex-TAC retention rate metric defined and disclosed in your Form 20-F on pages 3 and 52. If true, please revise to consistently refer to this metric in all filings and earnings releases.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff, that the net retention rate of 80% during 2022 that it disclosed in the Form 6-K was the same as the contribution ex-TAC retention rate metric that it defined and disclosed in its Form 20-F filing.  The Company requests the Staff’s permission to revise future filings, where relevant, to refer only to “contribution ex-TAC retention rate” for this metric in both its Form 20-F and Form 6-K disclosures.

10.
We note you expect revenue from your core business, focused on programmatic activities, will grow approximately 5% in 2023 on a combined pro forma basis. Please explain what you mean by “combined pro forma basis.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intended to convey to investors that this projected approximately 5% growth rate in 2023 would take into account all of the contribution from Amobee for all of 2022 (as if the closing of the Amobee transaction had occurred on January 1, 2022) and for all of 2023, even though contribution from Amobee only commenced on September 12, 2022, the actual date of the closing of the acquisition.  The Company believes this is the most informative comparison for investors, and will add clarifying language in future filings, as relevant, to explain the meaning of the phrase “combined pro forma basis.”

If you have any questions or comments, please do not hesitate to contact me directly at Sagi Niri at sniri@tremorinternational.com or arothstein@tremorinternational.com.

Very truly yours,

Tremor International Ltd.

/s/ Sagi Niri
Sagi Niri
Chief Financial Officer

Copy to:
Ofer Druker, Tremor International Ltd.
Amy Rothstein, Tremor International Ltd.
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP
Sarit Nethanel, Somekh Chaikin, a Member Firm of KPMG International

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